UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 26, 2026 (AEDT), Carbon Revolution Public Limited Company (the “Company”) issued a press release announcing that the Company’s wholly owned Australian subsidiaries have decided to initiate a planned Voluntary Administration in Australia. Such Australian subsidiaries include Carbon Revolution Pty Ltd and Carbon Revolution Operations Pty Ltd (the “Australian Subsidiaries”).

The Company and its Australian Subsidiaries have entered into a Restructuring Support Agreement (RSA) with substantially all its senior secured lenders, who have agreed to the financial restructure of Carbon Revolution’s business in Australia upon its exit from Voluntary Administration. The organized restructuring is subject to the approval of the Administrators who were appointed by the Board of the Australian Subsidiaries, and the Australian subsidiaries’ creditors.

It is expected that, upon the completion of the restructuring of the Australian business through the Voluntary Administration, the Company will cease to have any continuing equity interest in the Australian Subsidiaries or their businesses. Accordingly, the RSA provides for the orderly wind down and liquidation of the Company, a publicly-traded company whose ordinary shares are traded in the OTC Expert Market, in accordance with Irish law, which it is anticipated will commence shortly following the emergence of the Australian business from Voluntary Administration.

A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 26, 2026 (AEDT)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: March 26, 2026
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel